Registration Statement No. 333-285508

Filed Pursuant to Rule 433

Dated July 23, 2025

Cross-Asset Solutions BMO

NEW ISSUE:

SEC File No. 333-285508 | July 23, 2025

Bank of Montreal's Step-Down Autocallable Barrier Notes with Step-Up Call Amount Linked to a Reference Asset

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer: Bank of Montreal

Minimum Investment: $1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes: July 25, 2025

Pricing Date: On or about July 25, 2025

Settlement Date: On or about July 30, 2025

Valuation Date: On or about July 25, 2029

Maturity Date: On or about July 30, 2029

Term: Approximately 4 Years

Issue: ARC-5158

REFERENCE ASSET

S&P 500 Index® (Bloomberg symbol: SPX)

TERMS

Trigger Level: 70% of the Initial Level

Automatic Redemption: Beginning on July 27, 2026, if, on any Observation Date, the closing level of the Reference Asset is greater than or equal to its Call Level, the notes will be automatically redeemed.

Trigger Event: A Trigger Event will be deemed to occur if the Final Level of the Reference Asset is less than its Trigger Level on the Valuation Date.

CUSIP 06376EV74

TERMS CONTINUED

Observation Dates, Call Settlement Dates, Call Amounts and Call Levels:

Observation Dates	Call Amounts (per Note)	Potential Call Settlement Dates	Call Level
July 27, 2026	$78.00	July 30, 2026	100.00% of the Initial Level
October 27, 2026	$97.50	October 30, 2026	100.00% of the Initial Level
January 27, 2027	$117.00	February 01, 2027	100.00% of the Initial Level
April 27, 2027	$136.50	April 30, 2027	100.00% of the Initial Level
July 27, 2027	$156.00	July 30, 2027	100.00% of the Initial Level
October 27, 2027	$175.50	November 01, 2027	100.00% of the Initial Level
January 26, 2028	$195.00	January 31, 2028	100.00% of the Initial Level
April 26, 2028	$214.50	May 01, 2028	100.00% of the Initial Level
July 26, 2028	$234.00	July 31, 2028	100.00% of the Initial Level
October 25, 2028	$253.50	October 30, 2028	100.00% of the Initial Level
January 25, 2029	$273.00	January 30, 2029	100.00% of the Initial Level
April 25, 2029	$292.50	April 30, 2029	100.00% of the Initial Level
Valuation Date	$312.00	Maturity Date	70.00% of the Initial Level

Payment Upon Automatic Redemption: If the notes are automatically redeemed, then, on the corresponding Call Settlement Date, investors will receive their principal amount plus the applicable Call Amount.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn a return equal to the applicable Call Amount if the notes are automatically redeemed, while offering limited downside protection against a slight to moderate decline in the Reference Asset over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

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This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated July 21, 2025, the Product Supplement dated March 25, 2025, the Prospectus Supplement dated March 25, 2025, and to the Prospectus dated March 25, 2025.

2 Payment at Maturity (if held to the Maturity Date): If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Asset. You will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to: $1,000 + [$1,000 x (Percentage Change of the Reference Asset)] This amount will be less than the principal amount of your notes, and may be zero. Percentage Change: The quotient, expressed as a percentage, of the following formula : (Final Level – Initial Level) / Initial Level Initial Level: T he closing level of the Reference Asset on the Pricing Date. Final Level: T he closing level of the Reference Asset on the Valuation Date. Principal at Risk: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of the Reference Asset and the Final Level of the Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Secondary Market: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested.

3 Selected Risk Considerations: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Call Amounts, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to the Reference Asset, and if the Final Level of the Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Reference Asset is less than its Initial Level. • You will not receive any coupons with respect to your notes. • Your notes are subject to automatic early redemption. If the notes are so redeemed, you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the potential Call Amount, regardless of any increase in the level of the Reference Asset. • Higher Call Amounts or a lower Trigger Level may reflect greater expected volatility of the Reference Asset, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Asset at maturity. • We have no affiliation with the sponsor of the Reference Asset, and will not be responsible for their actions. • Changes that affect the Reference Asset will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. Adjustments to the Reference Asset could adversely affect the notes. The sponsor of the Reference Asset may make adjustments, discontinue or suspend calculations or publication of that Reference Asset, or discontinue of suspend maintenance of that Reference Asset at any time. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity.

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following examples illustrates the hypothetical payments on a note upon an automatic call or at maturity. The hypothetica l p ayments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Trigger Level of 70.00 ( 70. 00% of the hypothetical Initial Level), a hypothetical Call Level of 100.00 with respect to the first through twelfth Observation Dates (10 0.00% of the hypothetical Initial Level) and 70.00 with respect to the thirteenth Observation Date (70.00% of the hypothetical Initial Lev el) , hypothetical Call Amounts representing a return of approximately 7.80% per annum, a range of hypothetical closing levels and the effect on th e payment of the notes. The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that yo u will receive will depend upon the level of the Reference Asset on the Observation Dates and on the Valuation Date. Hypothetical Examples of Amounts Payable Upon an Automatic Call – The following hypothetical examples illustrate how hypothetical payments are calculated upon an automatic call. Example 1: The closing level of the Reference Asset increases by 10.00% from the Initial Level to a closing level of 110.00 o n t he first Observation Date. Because the closing level of the Reference Asset on the first Observation Date is greater than its Call Level, the investor receives on the first Call Settlement Date a cash payment of 1,078.00, representing the principal amount plus the co rre sponding hypothetical Call Amount. After the notes are called, they will no longer remain outstanding and there will be no further pay men ts on the notes. Example 2: The closing level of the Reference Asset decreases by 10.00% from the Initial Level to a closing level of 90.00 on th e first Observation Date, but the closing level of the Reference Asset increases by 10.00% from the Initial Level to a closing lev el of 110.00 on the second Observation Date. Because the notes are not called on the first Observation Date and the closing level of the Reference Asset on the second Observation Date is greater than its Call Level, the investor receives on the second Call Settl eme nt Date a cash payment of 1,097.50, representing principal amount plus the corresponding hypothetical Call Amount. After the notes ar e c alled, they will no longer remain outstanding and there will be no further payments on the notes. Example 3: The notes are not called on any of the Observation Dates prior to the final Observation Date, and the closing leve l o f the Reference Asset increases by 20.00% from the Initial Level to 120.00 on the Valuation Date. Because the notes are not called on any of the preceding Observation Dates and the closing level of the Reference Asset on the Valuation Date is greater than its Call Level, the investor receives on the maturity date a cash payment of 1,312.00, representing the principal amount plus the corr esp onding hypothetical Call Amount. Hypothetical Example of Amounts Payable at Maturity – The following hypothetical example illustrates how hypothetical payments at maturity are calculated, assuming the notes have not been automatically called. Example 4: The closing level of the Reference Asset decreases by 40.00% from the Initial Level to its Final Level of 60.00 on th e Valuation Date, which is less than its Trigger Level. The notes are not called on any Observation Date because the closing level of the Reference Asset is below its Call Level on each Observation Date (including the Valuation Date). Because the Final Level of t he Reference Asset is less than its Initial Level as well as its Trigger Level, the investor receives at maturity, a cash paymen t o f $600.00 per note, calculated as follows: Principal Amount + [Principal Amount × Percentage Change of the Reference Asset] = $1,000 + ($1,000 x - 40.00%) = $1,000 - $400.00 = $600.00 The payments shown above are entirely hypothetical; they are based on levels of the Reference Asset that may not be achieved and on assumptions that may prove to be erroneous. The actual market value of your notes at maturity or at any other time, including an y time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and those amo unt s should not be viewed as an indication of the financial return on an investment in the notes or on an investment in the securities in clu ded in the Reference Asset.

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated July 21, 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated July 21, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925010708/w721251fwp.htm • Product Supplement dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925004743/b324250424b2.htm • Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5